Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2022 and 2021

(unaudited)

Interim Consolidated Statements of Earnings

For the three and nine months ended June 30

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2022	2021	2022	2021

		$	$	$	$
Revenue	8	3,258,638	3,021,354	9,619,980	9,119,335
Operating expenses
Costs of services, selling and administrative		2,738,041	2,542,669	8,054,424	7,662,886
Acquisition-related and integration costs	6b	8,014	615	12,879	6,202
Net finance costs		22,887	25,656	71,004	79,065
Foreign exchange loss (gain)		727	1,916	616	(2,372)
		2,769,669	2,570,856	8,138,923	7,745,781
Earnings before income taxes		488,969	450,498	1,481,057	1,373,554
Income tax expense		124,625	112,024	377,277	350,416
Net earnings		364,344	338,474	1,103,780	1,023,138
Earnings per share
Basic earnings per share	5c	1.53	1.38	4.59	4.08
Diluted earnings per share	5c	1.51	1.36	4.53	4.02

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	1

Interim Consolidated Statements of Comprehensive Income

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2022	2021	2022	2021

	$	$	$	$
Net earnings	364,344	338,474	1,103,780	1,023,138
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized losses on translating financial statements of foreign operations	(126,313)	(69,811)	(491,618)	(456,618)
Net (losses) gains on cross-currency swaps and on translating long- term debt designated as hedges of net investments in foreign operations	(3,354)	28,932	69,993	189,550
Deferred gains (costs) of hedging on cross-currency swaps	5,680	(1,458)	(1,285)	(6,437)
Net unrealized gains (losses) on cash flow hedges	4,644	635	15,611	(1,058)
Net unrealized losses on financial assets at fair value through other comprehensive income	(1,616)	(510)	(5,605)	(1,532)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains on defined benefit plans	37,653	24,886	71,871	32,013
Other comprehensive loss	(83,306)	(17,326)	(341,033)	(244,082)
Comprehensive income	281,038	321,148	762,747	779,056

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2022	As at September 30, 2021

		$	$

Assets

Current assets

Cash and cash equivalents	7c and 9	779,623	1,699,206

Accounts receivable		1,394,769	1,231,452

Work in progress		1,143,666	1,045,058

Current financial assets	9	25,751	18,961

Prepaid expenses and other current assets		274,873	172,371

Income taxes		4,552	4,936

Total current assets before funds held for clients		3,623,234	4,171,984
Funds held for clients		687,018	593,154

Total current assets		4,310,252	4,765,138

Property, plant and equipment		353,340	352,092

Right-of-use assets		506,844	586,207

Contract costs		250,114	230,562

Intangible assets		620,704	506,793

Other long-term assets		238,789	191,512

Long-term financial assets		243,127	152,658

Deferred tax assets		40,420	96,358

Goodwill		8,352,773	8,139,701

		14,916,363	15,021,021

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,048,537	891,374

Accrued compensation and employee-related liabilities		1,145,027	1,084,014

Current portion of long-term debt		116,298	392,727

Deferred revenue		463,889	445,740

Income taxes		182,042	160,651

Current portion of lease liabilities		156,861	167,819

Provisions		28,947	63,549

Current derivative financial instruments	9	7,502	6,497

Total current liabilities before clients’ funds obligations		3,149,103	3,212,371

Clients’ funds obligations		691,875	591,101

Total current liabilities		3,840,978	3,803,472

Long-term debt		3,039,667	3,008,929

Long-term income taxes		—	5,719

Long-term lease liabilities		527,309	609,121

Long-term provisions		16,401	26,576

Other long-term liabilities		207,992	202,662

Long-term derivative financial instruments	9	14,792	41,784

Deferred tax liabilities		152,011	132,038

Retirement benefits obligations		136,871	204,488
		7,936,021	8,034,789

Equity

Retained earnings		5,183,776	4,732,229

Accumulated other comprehensive (loss) income	4	(9,453)	331,580

Capital stock	5a	1,502,432	1,632,705

Contributed surplus		303,587	289,718

		6,980,342	6,986,232

		14,916,363	15,021,021

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	3

Interim Consolidated Statements of Changes in Equity

For the nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		1,103,780	—	—	—	1,103,780

Other comprehensive loss		—	(341,033)	—	—	(341,033)

Comprehensive income (loss)		1,103,780	(341,033)	—	—	762,747

Share-based payment costs		—	—	—	36,597	36,597

Income tax impact associated with stock options		—	—	—	(780)	(780)

Exercise of stock options	5a	—	—	36,039	(6,127)	29,912

Exercise of performance share units	5a	—	—	15,821	(15,821)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(652,233)	—	(111,830)	—	(764,063)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)

Balance as at June 30, 2022		5,183,776	(9,453)	1,502,432	303,587	6,980,342

	Notes	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		1,023,138	—	—	—	1,023,138

Other comprehensive loss		—	(244,082)	—	—	(244,082)

Comprehensive income (loss)		1,023,138	(244,082)	—	—	779,056

Share-based payment costs		—	—	—	35,061	35,061

Income tax impact associated with stock options		—	—	—	13,782	13,782

Exercise of stock options	5a	—	—	62,383	(10,797)	51,586

Exercise of performance share units	5a	—	—	6,876	(6,876)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(1,325,264)	—	(177,560)	—	(1,502,824)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(31,404)	—	(31,404)

Balance as at June 30, 2021		4,401,516	301,628	1,622,168	284,105	6,609,417

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	4

Interim Consolidated Statements of Cash Flows

For the three and nine months ended June 30

(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30

	Notes	2022	2021	2022	2021

		$	$	$	$

Operating activities

Net earnings		364,344	338,474	1,103,780	1,023,138

Adjustments for:

Amortization, depreciation and impairment		116,577	125,787	353,602	382,951

Deferred income tax expense (recovery)		4,222	3,355	(5,242)	(38,295)

Foreign exchange (gain) loss		(1,396)	5,179	(4,105)	1,036

Share-based payment costs		11,581	11,494	36,597	35,061

Gain on leases termination and sale of property, plant and equipment		(2,333)	—	(4,595)	—

Net change in non-cash working capital items	7a	(73,812)	(65,385)	(103,900)	185,103

Cash provided by operating activities		419,183	418,904	1,376,137	1,588,994

Investing activities

Net change in short-term investments		(1,102)	(147)	(3,208)	1,326

Business acquisitions (considering bank overdraft assumed and cash acquired)		(414,389)	(65,830)	(572,407)	(94,430)

Purchase of property, plant and equipment		(42,307)	(39,534)	(117,893)	(89,814)

Proceeds from sale of property, plant and equipment		3,790	—	3,790	—

Additions to contract costs		(19,814)	(14,949)	(60,293)	(49,800)

Additions to intangible assets		(39,721)	(30,101)	(96,871)	(85,298)

Purchase of long-term investments		(1,024)	(356)	(4,203)	(2,822)

Proceeds from sale of long-term investments		2,313	214	7,893	3,400

Cash used in investing activities		(512,254)	(150,703)	(843,192)	(317,438)

Financing activities

Increase of long-term debt		—	3,401	—	33,265

Repayment of long-term debt		(3,342)	(713)	(334,187)	(43,075)

Payment of lease liabilities		(39,747)	(39,053)	(112,922)	(130,829)

Repayment of debt assumed in business acquisitions		(24,358)	—	(108,916)	—

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	(31,404)

Purchase and cancellation of Class A subordinate voting shares	5a	(113,550)	(319,701)	(780,465)	(1,502,824)

Issuance of Class A subordinate voting shares		8,925	22,795	29,916	51,635

Cash used in financing activities		(172,072)	(333,271)	(1,376,877)	(1,623,232)

Effect of foreign exchange rate changes on cash and cash equivalents		(11,486)	(7,767)	(75,651)	(89,352)

Net decrease in cash and cash equivalents		(276,629)	(72,837)	(919,583)	(441,028)

Cash and cash equivalents, beginning of period		1,056,252	1,339,794	1,699,206	1,707,985

Cash and cash equivalents, end of period		779,623	1,266,957	779,623	1,266,957

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business consulting, strategic IT consulting and systems integration, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021 which were consistently applied to all periods presented, except for the new accounting standard adopted on October 1, 2021, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2021.

The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2022 and 2021 were authorized for issue by the Board of Directors on July 26, 2022.

3.	Accounting policies

USE OF JUDGEMENTS AND ESTIMATES

For the period ended June 30, 2022, the Company assessed the impact of the uncertainties around the COVID-19 pandemic, on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impacts.

The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

ADOPTION OF ACCOUNTING STANDARD

The following standard has been adopted by the Company on October 1, 2021:

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at June 30, 2022, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of this amendment resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of June 30, 2022:

In May 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract. The standard will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Accounting standards currently issued by the IASB, but effective on October 1, 2023 for the Company, with earlier application permitted, are described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021.

4.	Accumulated other comprehensive (loss) income

	As at June 30, 2022	As at September 30, 2021

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $45,601 ($43,208 as at September 30, 2021)	119,612	611,230

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $30,921 ($41,611 as at September 30, 2021)	(197,156)	(267,149)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $604 ($2,369 as at September 30, 2021)	5,284	6,569

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $7,104 ($1,252 as at September 30, 2021)	20,640	5,029

Net unrealized (losses) gains on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $1,220 (net of accumulated income tax expense of $592 as at September 30, 2021)	(3,414)	2,191

Items that will not be reclassified subsequently to net earnings:

Net remeasurement gains (losses) on defined benefit plans, net of accumulated income tax expense of $15,187 (net of accumulated income tax recovery of $11,084 as at September 30, 2021)	45,581	(26,290)

	(9,453)	331,580

For the nine months ended June 30, 2022, $1,846,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $253,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($2,250,000 of the net unrealized losses on cash flow hedges, net of income tax recovery of $1,150,000, were reclassified for the nine months ended June 30, 2021).

For the nine months ended June 30, 2022, $8,035,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $2,898,000, were also reclassified in the consolidated statements of earnings ($7,713,000 and $2,780,000, respectively, were reclassified for the nine months ended June 30, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2021	219,171,329	1,595,811	26,445,706	36,894	245,617,035	1,632,705

Performance share units (PSUs) exercised[1]	—	15,821	—	—	—	15,821

Issued upon exercise of stock options[2]	647,078	36,039	—	—	647,078	36,039

Purchased and cancelled[3]	(7,549,725)	(111,830)	—	—	(7,549,725)	(111,830)

Purchased and held in trusts[4]	—	(70,303)	—	—	—	(70,303)

As at June 30, 2022	212,268,682	1,465,538	26,445,706	36,894	238,714,388	1,502,432

[1]

During the nine months ended June 30, 2022, 237,294 PSUs were exercised (114,914 during the nine months ended June 30, 2021) with a recorded value of $15,821,000 ($6,876,000 during the nine months ended June 30, 2021) that was removed from contributed surplus. As at June 30, 2022, 1,841,955 Class A subordinate voting shares were held in trusts under the PSU plans (1,433,696 as at June 30, 2021).

[2]

The carrying value of Class A subordinate voting shares includes $6,127,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the nine months ended June 30, 2022 ($10,797,000 during the nine months ended June 30, 2021).

[3]

On February 1, 2022, the Company’s Board of Directors authorized, and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the nine months ended June 30, 2022, the Company purchased for cancellation 3,968,159 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000 (4,204,865 and $400,000,000, respectively during the nine months ended June 30, 2021). The excess of the purchase price over the carrying value in the amount of $315,112,000 was charged to retained earnings ($310,048,000 during the nine months ended June 30, 2021). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the nine months ended June 30, 2022, the Company purchased for cancellation 3,431,566 Class A subordinate voting shares (11,105,600 during the nine months ended June 30, 2021) under its previous and current NCIB for a cash consideration of $364,063,000, ($1,102,824,000 for the nine months ended June 30, 2021) and the excess of the purchase price over the carrying value in the amount of $337,121,000 ($1,015,216,000 for the nine months ended June 30, 2021) was charged to retained earnings.

As of September 30, 2021, 150,000 Class A subordinate voting shares purchased for cancellation, for a cash consideration of $16,402,000 and with a carrying value of $1,181,000, were held by the Company, and they were paid and cancelled during the nine months ended June 30, 2022.

[4]

During the nine months ended June 30, 2022, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 643,629 Class A subordinate voting shares of the Company on the open market (309,606 during the nine months ended June 30, 2021) for a cash consideration of $70,303,000 ($31,404,000 during the nine months ended June 30, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the nine months ended June 30, 2022, 805,699 PSUs were granted, 237,294 were exercised (Note 5a) and 165,516 were forfeited. The PSUs granted in the period had a grant date fair value of $109.07 per unit.

ii)	Stock options

During the nine months ended June 30, 2022, 647,078 stock options were exercised (Note 5a) and 185,085 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30

	2022			2021
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	364,344	237,436,642	1.53	338,474	245,530,289	1.38

Net effect of dilutive stock options and PSUs[2]		3,366,038			4,006,037
Diluted	364,344	240,802,680	1.51	338,474	249,536,326	1.36

				Nine months ended June 30

	2022			2021
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share

	$		$	$		$

Basic	1,103,780	240,239,796	4.59	1,023,138	250,817,197	4.08

Net effect of dilutive stock options and PSUs[2]		3,604,791			3,847,571
Diluted	1,103,780	243,844,587	4.53	1,023,138	254,664,768	4.02

[1]

During the three months ended June 30, 2022, 1,120,800 Class A subordinate voting shares purchased for cancellation and 1,841,955 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (2,949,800 and 1,437,715, respectively during the three months ended June 30, 2021). During the nine months ended June 30, 2022, 7,549,725 Class A subordinate voting shares purchased for cancellation and 1,841,955 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (15,310,465 and 1,437,715, respectively during the nine months ended June 30, 2021).

[2]

The calculation of the diluted earnings per share excluded 1,092,129 and 312,984 stock options, respectively, for the three and nine months ended June 30, 2022 (1,292,447 and 1,295,600, during the three and nine months ended June 30, 2021), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries

a)	Business acquisitions realized in the current fiscal year

The Company made the following acquisitions during the nine months ended June 30, 2022:

–

On October 1, 2021, the Company acquired all of the outstanding shares of Array Holding Company, Inc. (Array), for a purchase price of $63,279,000. Based in the United States, Array is a digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations and is headquartered in Greenbelt, Maryland.

–

On October 28, 2021, the Company acquired all of the outstanding shares of Cognicase Management Consulting (CMC), for a purchase price of $93,080,000. Based in Spain, CMC is a provider of technology and management consulting services and solutions, headquartered in Madrid.

–

On February 28, 2022, the Company acquired all of the outstanding shares of Unico Computer Systems Pty Ltd (Unico), for a purchase price of $39,814,000. Based in Australia, Unico is a technology consultancy and systems integrator, headquartered in Melbourne.

–

On May 25, 2022, the Company acquired all of the outstanding shares of Harwell Management (Harwell), for a purchase price of $47,309,000. Based in France, Harwell is a management consulting firm specializing in the financial services industry, headquartered in Paris.

–

On May 31, 2022, the Company acquired 72.4% of the outstanding shares (excluding treasury shares) of Umanis SA (Umanis) for a purchase price of $303,896,000 and filed with the French financial markets authority (Autorité des Marchés Financiers) the draft mandatory tender offer to purchase the remaining outstanding shares. Based in France, Umanis is a digital company specializing in data, digital and business solutions, headquartered in Paris.

By June 30, 2022, the Company had acquired an additional 13.0% interest in Umanis, for a cash consideration of $54,428,000, for an aggregate total of 85.4%, and for which an amount of $11,268,000 remains unpaid . As at June 30, 2022, the unpaid balance and the remaining outstanding shares to be acquired are included in accounts payable and accrued liabilities.

The Company now owns more than 90.0% of the outstanding shares (excluding treasury shares) pursuant to the mandatory tender offer. On July 18, 2022, the Company launched a statutory squeeze out process to acquire all remaining outstanding shares of Umanis.

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries (continued)

a)	Business acquisitions realized in the current fiscal year (continued)

The following table presents the preliminary fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	CMC	Umanis	Others	Total

	$	$	$	$

Current assets	46,826	104,555	18,915	170,296

Property, plant and equipment	1,556	5,406	1,637	8,599

Rights-of-use assets	3,353	11,734	6,002	21,089

Contract costs	1,812	—	—	1,812

Intangible assets[1]	22,003	82,700	32,681	137,384

Other long-term assets	2,336	16,362	—	18,698

Goodwill[2]	93,858	381,723	143,126	618,707

Current liabilities	(41,012)	(110,379)	(26,244)	(177,635)

Long-term debt	(37,937)	(66,195)	(47,147)	(151,279)

Lease liabilities	(3,920)	(12,297)	(6,042)	(22,259)

Other long-term liabilities	—	(5,962)	—	(5,962)

Deferred tax liabilities	(2,894)	(22,862)	(1,532)	(27,288)

	85,981	384,785	121,396	592,162

Cash acquired	7,099	35,861	29,006	71,966

Net assets acquired	93,080	420,646	150,402	664,128

Consideration paid	78,358	347,057	140,686	566,101

Consideration payable[3]	14,722	73,589	9,716	98,027

[1]	Intangible assets are mainly composed of client relationships.

[2]

The preliminary goodwill arising from the acquisitions mainly represents the future economic value associated to acquire work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

[3]	The consideration payable for Umanis is held in escrow and is included in prepaid expenses and other current assets as restricted cash.

The fair value of assets acquired and liabilities assumed is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

For the nine months ended June 30, 2022, on a pro-forma basis the above acquisitions would have contributed approximately $455,000,000 of revenues and $33,000,000 of earnings before acquisition-related and integration costs, finance costs and income taxes to the financial results of the Company had the acquisition dates been October 1, 2021.

Since their respective date of acquisition, the CMC and Umanis acquisitions generated approximately $83,000,000 and $29,000,000, respectively, in revenues and did not significantly contribute to the earnings before acquisition-related and integration costs, finance costs and income taxes to the financial results of the Company.

These figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies and adjustments to the fair value of assets acquired and liabilities assumed.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Investments in subsidiaries (continued)

b)	Acquisition-related and integration costs

During the three and nine months ended June 30, 2022, the Company expensed $8,014,000 and $12,879,000, respectively, for acquisition-related and integration costs. These amounts include acquisition-related costs of $2,483,000 and $2,753,000, respectively, and integration costs of $5,531,000 and $10,126,000, respectively. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $939,000 and $3,054,000, respectively, accounted for in restructuring provisions, and other integration costs of $4,592,000 and $7,072,000, respectively.

During the three and nine months ended June 30, 2021, the Company expensed $615,000 and $6,202,000, respectively, for acquisition-related and integration costs. These amounts included acquisition-related costs of $117,000 and $117,000, respectively, and integration costs of $498,000 and $6,085,000, respectively. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs included terminations of employment of $198,000 and $948,000, respectively, accounted for in restructuring provisions, and other integration costs of $300,000 and $5,137,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2022	2021	2022	2021

	$	$	$	$

Accounts receivable	(55,691)	(66,862)	(100,277)	(8,121)

Work in progress	(1,876)	(10,862)	(93,379)	(13,537)

Prepaid expenses and other assets	(20,652)	(23,571)	(19,990)	(55,651)

Long-term financial assets	10,806	(5,579)	16,325	(15,992)

Accounts payable and accrued liabilities	38,837	57,414	94,254	(5,180)

Accrued compensation and employee-related liabilities	88,970	119,617	18,095	260,451

Deferred revenue	(79,609)	(112,965)	57,112	52,031

Income taxes	(24,195)	3,390	23,907	60,429

Provisions	(14,710)	(39,812)	(44,774)	(99,618)

Long-term liabilities	(17,934)	12,830	(59,466)	10,161

Derivative financial instruments	878	(14)	(109)	(60)

Retirement benefits obligations	1,364	1,029	4,402	190

	(73,812)	(65,385)	(103,900)	185,103

b)	Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2022	2021	2022	2021

	$	$	$	$

Net interest paid	11,021	21,621	59,961	73,782

Income taxes paid	122,113	86,215	308,109	284,220

c)	Cash and cash equivalents consisted of unrestricted cash as at June 30, 2022 and September 30, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information

Effective April 1, 2022, the Company realigned its management structure, resulting in a reorganization and the creation of two new operating segments, namely Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic) and, less significantly, the transfer of our Belgium operations from Western and Southern Europe operating segment to the latter. As a result, the Company is managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe; United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure. The Company has restated the segmented information for the comparative periods to conform to the new segmented information structure.

		For the three months ended June 30, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	553,470	528,046	524,511	432,667	398,759	317,559	181,960	160,944	207,901	(47,179)	3,258,638

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	70,107	75,637	113,617	78,553	33,062	42,359	22,529	20,118	63,888	—	519,870

Acquisition-related and integration costs (Note 6b)											(8,014)

Net finance costs											(22,887)

Earnings before income taxes											488,969

[1]

Total amortization and depreciation of $113,902,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $14,878,000, $17,644,000, $13,751,000, $12,460,000, $22,669,000, $11,309,000, $8,410,000, $6,650,000 and $6,131,000, respectively, for the three months ended June 30, 2022.

				For the three months ended June 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	489,136	447,750	443,665	389,102	424,448	329,730	188,309	172,171	170,123	(33,080)	3,021,354

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	65,143	74,331	101,665	72,472	29,973	42,705	25,848	13,523	51,109	—	476,769

Acquisition-related and integration costs (Note 6b)											(615)

Net finance costs											(25,656)

Earnings before income taxes											450,498

[1]

Total amortization and depreciation of $125,556,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $13,634,000, $17,341,000, $17,990,000, $11,592,000, $24,988,000, $14,447,000, $8,955,000, $10,130,000 and $6,479,000, respectively, for the three months ended June 30, 2021.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

		For the nine months ended June 30, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,604,597	1,518,160	1,485,331	1,287,808	1,236,579	959,682	564,548	506,241	585,348	(128,314)	9,619,980

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	233,817	219,391	341,201	208,396	99,396	146,954	70,515	64,795	180,475	—	1,564,940

Acquisition-related and integration costs (Note 6b)											(12,879)

Net finance costs											(71,004)

Earnings before income taxes											1,481,057

[1]

Total amortization and depreciation of $350,514,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $43,299,000, $51,531,000, $43,973,000, $39,757,000, $73,116,000, $31,091,000, $25,290,000, $23,408,000 and $19,049,000, respectively, for the nine months ended June 30, 2022. Amortization includes an impairment in Northwest Central-East Europe for $2,131,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

		For the nine months ended June 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,459,143	1,314,999	1,317,185	1,199,727	1,309,339	1,002,598	594,523	515,930	498,547	(92,656)	9,119,335

Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	205,180	202,894	298,716	183,292	107,537	163,534	85,048	56,191	156,429	—	1,458,821

Acquisition-related and integration costs (Note 6b)											(6,202)

Net finance costs											(79,065)

Earnings before income taxes											1,373,554

[1]

Total amortization and depreciation of $380,932,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $46,469,000, $52,995,000, $49,408,000, $36,666,000, $76,139,000, $42,248,000, $30,476,000, $27,229,000 and $19,302,000, respectively, for the nine months ended June 30, 2021. Amortization includes impairments in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2022	2021	2022	2021

	$	$	$	$

Western and Southern Europe

France	475,589	439,032	1,370,839	1,312,684

Spain	28,756	8,950	89,819	25,959

Portugal	25,840	26,214	79,379	79,132

Others	12,314	10,317	36,825	31,663

	542,499	484,513	1,576,862	1,449,438

U.S.[1]	1,002,559	865,194	2,919,548	2,589,371

Canada	568,057	475,855	1,605,944	1,417,466

Scandinavia and Central Europe

Germany	196,213	192,594	603,440	587,597

Sweden	175,468	199,362	552,196	615,998

Norway	37,662	40,658	112,603	131,363

	409,343	432,614	1,268,239	1,334,958

U.K. and Australia

U.K.	342,941	363,414	1,040,920	1,106,464

Australia	21,128	17,202	54,854	50,220

	364,069	380,616	1,095,774	1,156,684

Finland, Poland and Baltics

Finland	181,745	185,695	563,444	582,053

Others	9,180	9,235	26,904	28,247

	190,925	194,930	590,348	610,300

Northwest and Central-East Europe

Netherlands	123,300	123,929	378,749	363,779

Denmark	27,249	30,743	90,709	94,835

Czech Republic	13,826	13,893	40,439	42,418

Others	15,616	17,967	49,919	56,354

	179,991	186,532	559,816	557,386

Asia Pacific

Others	1,195	1,100	3,449	3,732

	1,195	1,100	3,449	3,732

	3,258,638	3,021,354	9,619,980	9,119,335

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $567,964,000 and $434,595,000, respectively, for the three months ended June 30, 2022 ($472,811,000 and $392,383,000, respectively, for the three months ended June 30 2021). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,623,829,000 and $1,295,719,000, respectively, for the nine months ended June 30, 2022 ($1,378,736,000 and $1,210,635,000, respectively, for the nine months ended June 30, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30

	2022	2021	2022	2021

	$	$	$	$

Managed IT and business process services	1,743,395	1,672,965	5,212,616	5,042,779

Business consulting, strategic IT consulting and systems integration	1,515,243	1,348,389	4,407,364	4,076,556
	3,258,638	3,021,354	9,619,980	9,119,335

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $417,063,000 and 12.8% of revenues for the three months ended June 30, 2022 ($376,461,000 and 12.5% for the three months ended June 30, 2021) and $1,247,606,000 and 13.0% of revenues for the nine months ended June 30, 2022 ($1,155,936,000 and 12.7% for the nine months ended June 30, 2021).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the Senior U.S. unsecured notes, the 5 and 10 year Senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year Senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the nine months ended June 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2022		As at September 30, 2021

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

Senior U.S. unsecured notes	Level 2	579,209	581,177	888,307	936,084

2021 U.S. Senior Notes	Level 2	1,274,079	1,117,394	1,253,226	1,255,055

2021 CAD Senior Notes	Level 2	595,733	508,735	595,331	585,506

Other long-term debt	Level 2	22,023	21,465	31,169	30,345

		2,471,044	2,228,771	2,768,033	2,806,990

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

During the three months ended June 30, 2022, the Company completed an offer to exchange all of its outstanding U.S.$1,000,000,000 in aggregate principal amount of senior unsecured notes, originally issued in September 2021 (2021 U.S. Senior Notes) for an equivalent amount of notes registered with the U.S. Securities and Exchange Commission.

During the nine months ended June 30, 2022, the Company entered into Canadian dollar to euro fixed for fixed cross-currency swap agreements for a notional amount of $600,000,000, related to the 2021 CAD Senior Notes, which has a maturity date of September 2028. The cross-currency swaps were designated as hedging instruments on the Company’s net investment in European operations.

In December 2021, the Company repaid the last tranche of the Senior U.S. unsecured notes issued in 2011 of U.S.$250,000,000, for a total amount of $319,663,000 and settled the related interest rate swaps.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	19

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended June 30, 2022 and 2021

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2022	As at September 30, 2021

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	779,623	1,699,206

Deferred compensation plan assets	Level 1	71,909	81,633

		851,532	1,780,839

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		9,013	4,146

Foreign currency forward contracts		12,227	12,745

Interest rate swaps		—	1,043

Long-term derivative financial instruments	Level 2

Cross-currency swaps		134,217	24,347

Foreign currency forward contracts		8,761	9,231

		164,218	51,512

FVOCI

Short-term investments included in current financial assets	Level 2	4,511	1,027

Long-term bonds included in funds held for clients	Level 2	111,363	136,629

Long-term investments	Level 2	15,970	19,354

		131,844	157,010

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		4,882	5,762

Foreign currency forward contracts		2,620	735

Long-term derivative financial instruments	Level 2

Cross-currency swaps		10,366	39,918

Foreign currency forward contracts		4,426	1,866

		22,294	48,281

There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2022 and 2021	20